UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:     July 24, 2013

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding the Filing of an Annual Report on Form 20-F

with the U.S. Securities and Exchange Commission

TOKYO, July 24, 2013 --- Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President: Koichi Miyata) hereby announces that, on July 23, 2013 (Eastern Daylight Time), SMFG filed an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”).

A copy of the annual report on Form 20-F can be viewed and obtained at SMFG’s website at http://www.smfg.co.jp/english/investor/financial/annual.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system. Holders of SMFG’s American Depositary Receipts may request a hard copy of SMFG’s complete audited financial statements free of charge through SMFG’s website.

(Attachment)

(Reference 1) Consolidated Financial Statements (IFRS)

(Reference 2) Reconciliation with Japanese GAAP

This document contains a summary of SMFG’s consolidated financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board that was disclosed in its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on July 23, 2013. This document does not contain all of the information in the Form 20-F that may be important to you. You should read the entire Form 20-F carefully to obtain a comprehensive understanding of SMFG’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of SMFG and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report or registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

(Reference 1) Consolidated Financial Statements (IFRS)

Consolidated Statement of Financial Position

		(In millions)

	At March 31, 2012	At March 31, 2013

Assets:
Cash and deposits with banks	¥8,050,562	¥11,804,873
Call loans and bills bought	1,297,082	1,393,440
Reverse repurchase agreements and cash collateral on securities borrowed	4,937,025	3,930,557
Trading assets	4,461,258	4,097,084
Derivative financial instruments	5,901,526	6,855,486
Financial assets at fair value through profit or loss	2,150,409	2,045,046
Investment securities	37,324,100	35,728,537
Loans and advances	72,536,813	75,987,057
Investments in associates and joint ventures	206,660	260,495
Property, plant and equipment	1,045,006	1,757,994
Intangible assets	899,167	903,264
Other assets	2,367,300	2,810,755
Current tax assets	65,298	51,449
Deferred tax assets	632,220	381,689

Total assets	¥141,874,426	¥148,007,726

Liabilities:
Deposits	¥92,853,566	¥101,021,413
Call money and bills sold	2,144,600	2,954,052
Repurchase agreements and cash collateral on securities lent	7,487,633	6,510,627
Trading liabilities	2,173,567	1,910,905
Derivative financial instruments	5,850,813	6,936,991
Borrowings	10,412,858	6,475,543
Debt securities in issue	7,377,742	8,085,263
Provisions	425,350	279,131
Other liabilities	5,401,790	4,776,912
Current tax liabilities	61,786	206,977
Deferred tax liabilities	69,330	107,262

Total liabilities	134,259,035	139,265,076

Equity:
Capital stock	2,337,896	2,337,896
Capital surplus	862,933	862,305
Retained earnings	2,162,696	2,596,104
Other reserves	437,177	1,069,603
Treasury stock	(236,037)	(227,373)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	5,564,665	6,638,535
Non-controlling interests	2,050,726	2,104,115

Total equity	7,615,391	8,742,650

Total equity and liabilities	¥141,874,426	¥148,007,726

Consolidated Income Statement

	(In millions, except per share data)

	For the fiscal year ended March 31,

	2012	2013

Interest income	¥1,710,331	¥1,725,723

Interest expense	313,631	339,520

Net interest income	1,396,700	1,386,203

Fee and commission income	869,407	948,685

Fee and commission expense	132,562	127,099

Net fee and commission income	736,845	821,586

Net trading income	182,296	179,750

Net income from financial assets at fair value through profit or loss	33,734	15,794

Net investment income	239,365	216,967

Other income	245,563	324,404

Total operating income	2,834,503	2,944,704

Impairment charges on financial assets	284,310	267,243

Net operating income	2,550,193	2,677,461

General and administrative expenses	1,366,705	1,443,196

Other expenses	239,292	288,307

Operating expenses	1,605,997	1,731,503

Share of post-tax profit (loss) of associates and joint ventures	(25,004)	19,593

Profit before tax	919,192	965,551

Income tax expense	461,194	274,795

Net profit	¥457,998	¥690,756

Profit attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥345,430	¥572,916

Non-controlling interests	112,568	117,840

Earnings per share:

Basic	¥248.98	¥423.15

Diluted	248.29	422.65

Consolidated Statement of Comprehensive Income

(In millions)

	For the fiscal year ended March 31,
	2012	2013
Net profit	¥457,998	¥690,756

Other comprehensive income:

Available-for-sale financial assets:

Gains arising during the period, before tax	253,865	763,457

Reclassification adjustments for gains included in net profit, before tax	(21,563)	(8,378)

Exchange differences on translating the foreign operations:

Gains (losses) arising during the period, before tax	(34,781)	235,947

Reclassification adjustments for losses included in net profit, before tax	7,350	4,579

Share of other comprehensive income (loss) of associates and joint ventures	(2,832)	3,354

Income tax relating to components of other comprehensive income	(43,809)	(292,137)

Other comprehensive income, net of tax	158,230	706,822

Total comprehensive income	¥616,228	¥1,397,578

Total comprehensive income attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥501,316	¥1,205,342

Non-controlling interests	114,912	192,236

(Reference 2) Reconciliation with Japanese GAAP

(In billions)

	At and for the fiscal year ended March 31, 2013

	Total equity	Net profit

IFRS	¥8,742.7		¥690.8

Differences arising from different accounting for:

1. Scope of consolidation	79.6		(39.8)

2. Derivative financial instruments	105.7		53.3

3. Investment securities	(205.9)		116.3

4. Loans and advances	(170.2)		(44.2)

5. Investments in associates and joint ventures	0.1		(22.4)

6. Property, plant and equipment	(5.6)		(0.4)

7. Lease accounting	(7.7)		7.7

8. Defined benefit plans	11.5		(19.4)

9. Deferred tax assets	(102.8)		170.4

10. Foreign currency translation	-		56.9

Others	(99.0)		(9.5)

Tax effect of the above	94.8		(41.6)

Japanese GAAP	¥8,443.2	¥	*918.1

(*)	Includes a net profit of 124.0 billion yen attributable to non-controlling interests.

A brief explanation of adjustments with significant impacts arising from differences in equity and/or net profit between Japanese GAAP and IFRS is provided below. For a more detailed explanation, please refer to “Item 5. Operating and Financial Review and Prospects — Reconciliation with Japanese GAAP” in the annual report on Form 20-F filed on July 23, 2013 (Eastern Daylight Time).

Scope of Consolidation (Item 1)

•

Under IFRS, the SMFG Group consolidates an entity when it “controls” the entity. Control is generally presumed to exist when the SMFG Group has the power to govern the financial and operating policies by owning more than half of the voting power, or by legal or contractual arrangements.

•

A special purpose entity (“SPE”) is consolidated under IFRS when the substance of the relationship between the SPE and the SMFG Group indicates that the SPE is controlled by the SMFG Group. Therefore certain SPEs such as securitization vehicles and investment funds which are not consolidated under Japanese GAAP are consolidated under IFRS.

Derivative financial instruments (Item 2)

(Hedge accounting)

•

The SMFG Group applies hedge accounting under Japanese GAAP. However, the conditions for hedge accounting under IFRS are not fully the same as those under Japanese GAAP. The SMFG Group does not apply hedge accounting under IFRS and reversed the effects of hedge accounting under Japanese GAAP.

(Fair value measurement of derivative financial instruments)

•

Japanese GAAP and IFRS require Over-the-Counter (“OTC”) derivatives (non-exchange traded derivatives) to be measured at fair value. In principle, there is no significant difference in the definitions of fair value, but in practice there is diversity in the application of valuation techniques used for fair value under Japanese GAAP and IFRS. Therefore, to meet the requirements of fair value under IFRS, adjustments have been made to the fair values under Japanese GAAP to reflect the spread between bid and ask prices, as well as credit risk adjustments for OTC derivatives.

Investment securities (Item 3)

(Fair value measurement of investment securities)

•

Under IFRS, available-for-sale financial assets (and financial assets at fair value through profit or loss) should be measured at fair value. The fair value of financial instruments where there is no quoted price in an active market is determined by using valuation techniques.

•

In addition, the fair values of certain financial instruments under Japanese GAAP have been adjusted in order to meet the requirements of fair value under IFRS. For example, the last 1-month average of the closing transaction prices can be used for the fair value measurement of available-for-sale financial assets (listed stocks) under Japanese GAAP, whereas closing spot prices are used under IFRS.

(Impairment of available-for-sale financial assets)

•

Under IFRS, the SMFG Group assesses whether there is objective evidence that available-for-sale financial assets are impaired. For available-for-sale equity instruments, objective evidence of impairment includes a significant or prolonged decline in the fair value below cost. Additionally, under Japanese GAAP, the SMFG Group reverses impairment losses recognized in a previous interim period, whereas the reversal of the impairment losses on equity instruments is not allowed under IFRS.

Loans and advances (Item 4)

(Impairment of loans and advances)

•

Under Japanese GAAP, the reserve for possible loan losses for specifically identified significant loans is calculated by using the discounted cash flow (“DCF”) method, which is based on the present value of reasonably estimated cash flows discounted at the original contractual interest rate of the loan. Under IFRS, the allowance for loan losses for individually significant impaired loans is calculated by using the DCF method based on the best estimate of cash flows discounted at the original effective interest rate. In addition, the scope of the loans that are subject to the DCF method under IFRS is wider than that under Japanese GAAP.

•

Under IFRS, the allowance for loan losses for the remaining loans is collectively calculated by homogeneous group using statistical methods based on the historical loss experience and incorporating the effect of the time value of money. A qualitative analysis based on related economic factors is then performed to reflect the current conditions at the end of the reporting period. Under IFRS, the allowance for the non-impaired loan losses is calculated as incurred but not yet identified losses for the period between the impairment occurring and the loss being identified, although the allowance under Japanese GAAP is calculated based on the expected losses.

(Loan origination fees and costs)

•

Under IFRS, loan origination fees and costs that are incremental and directly attributable to the origination of a loan are deferred and thus, included in the calculation of the effective interest rate.

Deferred tax assets (Item 9)

•

Under IFRS, deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. For example, deferred tax assets for deductible temporary differences relating to impairment of financial instruments of which the timing of the reversal is difficult to estimate cannot be recognized under Japanese GAAP, whereas they can be recognized under IFRS to the extent that it is probable that future taxable profit will be available.